United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

WALMART INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 29, 2024

Dear fellow Walmart shareholders,

We respond here to Walmart’s opposition to our shareholder proposal in its proxy statement (Proposal 4, regarding pig “gestation crates” in the Company’s pork supply chain).

These solitary confinement cages restrain animals so tightly, they spend months on end unable to even turn around. Their use poses material risks, and other major retailers—including Kroger, Costco, Target and Amazon—are measurably moving toward the alternative (housing sows in open groups instead).

In fact, within just the last week, Albertsons announced that it’s “updating our goal of increasing our sourcing of group-housed fresh pork, including setting measurable sourcing targets, which we plan to publish in early 2025 and report on annually thereafter.” [Emphasis added.]

Two years ago, Institutional Shareholder Services (ISS) advised that it would benefit Walmart’s shareholders if the Company also set measurable targets—yet it still has not. And its Opposition Statement, veiled in the high-minded language of progress and review yet devoid of measurable action, rings hollow against the backdrop of its peers’ tangible strides; indeed, the Company argues for a measured approach that resists all measurements and declares itself transparent while lacking transparency.

Still, we wish not to condemn. Rather, our proposal asks Walmart to rise and join its competitors in taking measurable steps on an issue the Company has long agreed needs to be addressed.

In fact, it was nearly ten years ago, in 2015, that Walmart first publicly asked its suppliers to implement solutions to these cages. A Wall Street Journal article covering that announcement reported that “[c]oncerns about the way animals are raised has become a powerful issue among shoppers, who are increasingly willing to pay a premium for foods they perceive as healthier, more humane or better for the environment.”

But as an article posted on Fox Business news noted, “Wal-Mart’s new standards are voluntary.”

Similarly, a New York Times article explained that Walmart’s guidelines “are voluntary, and the company did not publicly set a deadline for its suppliers…or say what would happen if a supplier failed to comply.”

This lack of deadline “raises the question” about “follow through,” cautioned a Los Angeles Times editorial:

“The key issue now is whether Wal-Mart’s goals are more than merely aspirational. Will the company monitor suppliers to see whether animals have more space? ... Wal-Mart executives have clearly seen this is the direction in which the industry is moving and it’s what the public wants. But the company may need to nudge some of its suppliers to embrace that new vision.”

That editorial turned out to be prophetic: nearly a decade later, Walmart discloses no percentage of group-housed pork, has no commitment or mandate for group housing, and lacks any measurable targets for achieving its goal. Rather, it seems stuck in an endless cycle of reviews and assessments while its competitors move ahead. Thus, our proposal seeks to finally “nudge” the Company forward—a nudge we feel is critical at this point given the issue’s potential to impact shareholder value.

Material Risks

Before responding directly to Walmart’s Opposition Statement, we note that the Company certainly has several animal welfare positions, but question if it’s fully cognizant of the related material risks.

If not, it should be. After all, a Los Angeles Times 2015 editorial reported that “77% of Wal-Mart shoppers would increase their trust in a retailer that practiced humane treatment of livestock, and 66% would be more likely to shop at such a retailer.” And as our proposal points out, Walmart has been the subject of animal welfare protests and undercover supplier investigations, received hundreds of thousands of petition signatures about the issue, and been publicly criticized by major celebrities like Ryan Gosling.

Yet, it’s never even mentioned animal welfare in any of its Form 10-K Risk Factors, raising serious questions about whether its Board adequately recognizes these risks.

And indeed, animal welfare conditions do pose material risks that can impact a company’s ability to deliver durable financial returns. For example, Costco has been disclosing such risks in its Form 10-Ks for years.

As far back as 2015, Costco disclosed that, “Our success depends, in part, on our ability to identify and respond to trends in demographics and consumer preferences.” And that, “Failure to timely identify or effectively respond to changing consumer tastes, preferences (including those relating to sustainability of product sources and animal welfare) and spending patterns could negatively affect…our market share.”

Or consider, the “Materiality Map” of SASB Standards (now part of the International Financial Reporting Standards Foundation Foundation), which identifies issues “that are likely to affect the financial condition or operating performance of companies within an industry.” For the Food & Beverage industry, the broad category of “Supply Chain Management” is one such issue. And as SASB provides, “Supply chain management is crucial...to ensure food safety, to protect their reputations and increase revenue” and that by “increasing the amount of food supply sourced in conformance with...animal welfare standards and best practices,” companies can “maintain food quality, manage food safety issues, enhance their reputation and expand their market share.” [Emphasis added.]

Within the broad category of animal welfare, gestation crate use poses particular risks.

Consider this disclosure from Costco, which explicitly references inhumane confinement as a risk:

“In addition to focusing on animal welfare because it is the right thing to do, Costco believes failure to do so would create risks for the business and its shareholders. Costco and businesses like Costco face risks relating to animal welfare in the supply chain…The failure to provide adequately for the welfare of animals throughout Costco’s supply chain could have significant adverse effects on the business and operations of the company and its investors. These effects could occur whether the abuse was to occur under the auspices of Costco’s supplier of record or other points upstream in the supply chain. These abuses could take a variety of forms, including…inhumane conditions of confinement…[and] It is possible that animal abuse could result in suppliers selling Costco items derived from those animals that are unsafe or otherwise unsuitable for consumption by members or their pets…Animal welfare abuses in our supply chain could lead to individuals choosing not to become Costco members and to current members canceling their membership or purchasing less merchandise, adversely affecting revenue. All of the factors above arising out of the failure to assure animal welfare in the supply chain…could adversely affect Costco’s business, financial condition and results of operation.” [Emphasis added.]

In fact, SASB standards specifically ask retailers for data about gestation crates in their supply chains. Further, the E.U. and eleven U.S. states have banned or restricted their use, they’re being phased out of pork production in Canada, and dozens of major food companies are reducing or eliminating their use within the supply chain.

Yet again, Walmart’s 10-K “Risk Factors” have never mentioned animal welfare risks.

Walmart’s Opposition Statement

Especially against this backdrop, Walmart’s Opposition Statement is wholly uncompelling. The Statement’s opening line—and it would seem, primary argument—is that the proposal shouldn’t be supported because Walmart “continues to review our approach regarding the use of gestation crates.”

But the very heart of our proposal is the fact that Walmart’s “review” has been going on for years on end in one form or another. It was 1997 that the E.U. passed restrictions on gestation crates, and 2002 when Florida became the first state to ban their use. Since then, here’s what Walmart has said:

2006: Walmart’s proxy statement promises “action to further the humane treatment of animals.”

2015: Nine years later, Walmart finally addresses gestation crates directly when it announces that it’s asking suppliers to “implement solutions to” them.

2015 – 2022: Walmart continues touting this “ask” without reporting progress or next steps.

2022: With Walmart still lacking any concrete commitment or measurable targets and not disclosing any percentage of group-housed pork, a shareholder proposal on the topic is filed. In response, Walmart admits it’s “not satisfied with the overall pace of progress” and claims to have commissioned a report “to assess opportunities” and recommend “how Walmart can accelerate.” Institutional Shareholder Services (ISS) supports the proposal, advising that shareholders would benefit from Walmart setting measurable targets for moving away from crates.

2024: But two years later, the Company still lacks such targets or even any firm commitment. Now, responding to our proposal, it says it still “continues to review” the issue and “ask” its suppliers to find solutions to gestation crates.

While Walmart seems stuck in unceasing reviews, its competitors, by contrast, have measurably moved away from gestation crates—which we cover below. Thus, the fact that Walmart “continues to review our approach” to the issue isn’t the least bit persuasive; in fact, it’s even more reason to support our proposal.

Taking each of the Opposition Statement’s four sections in order...

One: “There is no consensus on the optimal approach for breeding sow housing and the market does not currently support a speedy transition away from the use of gestation crates.”

Walmart dedicates nearly a third of its Statement to this section, which opens with the assertion, “There is no consensus on the optimal approach for breeding sow housing,” and closes with the claim that moving away from gestation crates “may or may not be to the ultimate benefit of sows or their piglets.”

Just to level-set, there are no piglets in gestation crates. As the name implies, these crates are only used while pigs are gestating, before they give birth. If Walmart still isn’t aware of this fundamental fact about pork production despite its years of reviews and assessments about the issue then there is something seriously flawed with those assessments; and if it is aware yet chose to include this language about piglets anyway, then we must question the veracity of its shareholder communications.

Beyond the piglet point, this entire section of the Statement is undermined by the facts that A) Walmart’s been publicly opposing gestation crates for nearly a decade and calling on producers to implement solutions to them, and B) still favors group sow housing. In fact, we question whether Walmart’s new “no consensus” language is simply a diversion to distract from its failure to report any measurable progress toward its professed goal over such a long period of time, and its continued lack of a measurable path forward.

Meanwhile, the prevailing scientific literature points squarely away from crate confinement. Since it’d be impractical to reproduce here the breadth of scientific evidence showing that it’s inhumane to lock animals in cramped cages for essentially their entire lives, we instead just summarize it with this statement from the World Bank’s International Finance Corporation: “Scientific research shows that certain housing systems have inherent major disadvantages for animal welfare and do not [even] have the potential to provide satisfactory outcomes,” such as “systems of extreme confinement of animals or barren environments.” The IFC continues: “There is an international trend from sow stall use towards group housing systems,” and such systems “have been adopted and are being used successfully.”

Next, let’s explore Walmart’s assertions that, “the market does not currently support a speedy transition away from the use of gestation crates” and that such a transition “would take many years.”

To be clear, our proposal doesn’t seek a “speedy” transition to group sow housing, but rather leaves to the Board’s reasoned discretion how “many years” the Company should take to responsibly make that change. Indeed, it simply seeks “measurable targets” without prescribing what they should be.

Moreover, the fact that this transition may take many years is not an excuse to avoid setting targets, but is the very reason so many other companies did exactly that long ago. Indeed, major Walmart competitors have set measurable targets and are making measurable progress (see below). And outside the retail industry, the long list of such companies includes major pork buyers like Aramark, Sodexo, Compass Group, McDonald’s, Wendy’s, Burger King, Chipotle, Panera Bread, The Cheesecake Factory, Bloomin’ Brands, Jack in the Box, and many others.

Two: “Walmart has asked suppliers to take steps to address housing systems that lack sufficient space and believes a measured approach to transitioning away from problematic housing systems optimizes outcomes for shareholders, customers, suppliers, and the animals themselves.”

Though Walmart doesn’t define what it means by “measured,” we find it ironic that the Company opposes a proposal seeking “measurable” targets by saying it believes in a “measured” approach. So then, what it wants is a measured approach shareholders can’t actually measure?

And that’s despite its myriad statements about the importance of measurement and transparency.

For example, its 2018 Global Responsibility Report included an entire section titled, “Supporting measurement and transparency” which stated that “[m]easurement and transparency foster customer trust and can help accelerate sustainability improvements in supply chains.” It continued:

“Customers have high expectations. They want to feel good about the products they buy. They are asking for more visibility into how food is grown and products made, as well as information about the people and companies involved in those processes. Measurement and transparency can help us deliver on those customer needs. Measurement and transparency can also enable transformation of value chains upstream and downstream by, for example, helping to flag hot spots or assess the impact of one practice versus another. We are working with others to improve measurement and transparency; it is the right thing for our customers, for society and our business.” [Emphases added.]

Yet almost ten years after asking its pork suppliers to implement solutions to sow housing, it still has no measurable goals toward that end.

And to address other points in this section of Walmart’s Statement:

1.	Walmart says yet again that, “we ask our suppliers to find and implement solutions to address housing systems…including sow gestation crates.” But solutions have already been found.

In fact, the world’s largest pork producer (Smithfield Foods) has long used group sow housing on all company-owned farms. And a spokesperson for the National Pork Producers Council reported in 2023, that over 40% of U.S. pork production already includes group sow housing. Thus, any company that still needs to “find” a solution must not have been looking very hard. Further, the fact that Walmart continues to simply “ask” for solutions almost a decade after first issuing that exact same ask seems to highlight the need for shareholders to now intervene by requesting a measurable path forward on this material concern.

2.	Walmart touts the standards it does “expect” it suppliers to use, though they’re extremely basic—such as using the PQA Plus program that nearly all pork is produced under and that suppliers report cases of animal abuse to authorities. But none of this pertains to policies or targets regarding the specific issue of gestation crate confinement.

3.	Finally, Walmart says it’s “cognizant of evolving expectations regarding sow housing,” describes an “assessment” it undertook in fiscal 2024, and touts that it’s “discussing potential enhancements” [emphasis added] to its animal welfare program. Respectfully, though, this is just more of the same from Walmart.

In its 2022 proxy statement, for example, Walmart described how “in 2021 we commissioned three independent studies to explore potential improvements to sustainability strategies,” one of which was about sow housing. [Emphasis added.] “The purpose of those studies,” Walmart claimed, “was to assess opportunities and key impediments to addressing certain animal welfare concerns and to provide recommendations on how Walmart can accelerate progress toward its aspirations on those issues.” Now, two years later, it’s again touting more studies and assessments and discussions and “potential” improvements?

And all this comes nine years after first asking suppliers to implement solutions to gestation crates. Thus, while Walmart may be cognizant of animal welfare risks, it is clearly not taking appropriate measures to actually mitigate them.

Three: “Walmart’s approach is consistent with approaches taken by U.S. grocery peers.”

Walmart sets up a straw man argument in this section.

For context, one could transition “away” from crates (as our proposal requests) by either fully eliminating them or by switching to the typical “group housing” system in the U.S., which includes some confinement at the onset of each pregnancy cycle but then moves sows into open groups for the remainder.

Walmart knows our proposal doesn’t seek full elimination of crates, yet attempts to convince shareholders its position is the right one by indicating that’s what the proposal requests. The Company then argues such a position is inconsistent with Walmart's peers. But the problem with that argument is that the proposal asks for no such thing. In fact, setting targets for shifting to group-housed pork would be fully consistent with both the proposal’s request and the actions of Walmart’s peers.

As our proposal notes, Kroger has a measurable target of “100% of fresh pork from sows in group housing” by 2025. And while, as Walmart points out, Kroger doesn’t yet disclose progress percentages, what it omits to note is that Kroger does explicitly report being “on track” with its goal.

Similarly, while Walmart’s right that Costco isn’t fully eliminating crates, the company has ensured group sow housing for 100% of its fresh pork and private brand cooler items since 2023.

Also, Amazon is “committed to sourcing gestation crate-free pork by 2025 in our grocery Private Brands fresh pork products,” Ahold Delhaize has “committed to eliminate the use of gestation stalls by 2025” for U.S. brands, and Target already ensures group housing for “the vast majority” of its fresh pork.

And as noted above, within just the last week, Albertsons announced that “we are committed to updating our goal of increasing our sourcing of group-housed fresh pork, including setting measurable sourcing targets, which we plan to publish in early 2025 and report on annually thereafter.” [Emphasis added.]

By contrast, Walmart’s “approach” has no measurable progress disclosure or targets. Instead, it’s been dominated by years of assessments, studies, and vague supplier requests—with no end in sight. Thus, notwithstanding its claim to the contrary, Walmart’s “approach” is decidedly inconsistent with its peers.

Four: “Walmart is committed to transparency regarding our animal welfare policies, standards, and progress.”

In this brief section, Walmart asserts that it publishes annual updates on its “swine assurance program,” which it claims “allows investors and other stakeholders to stay abreast of Walmart’s positions and track supplier performance.” But it’s “swine assurance program” is different from its position on sow housing. And unlike many other companies (and despite SASB standards for this data), Walmart reports no measurable intel regarding its percentage of group-housed pork. Thus, this section of its Opposition Statement has nothing to do with the proposal’s request. That the Company publishes updates on some other (exceedingly basic) pork production issues does not justify its years of inaction on this one.

Our overall view:

Walmart’s 2015 blog about its new gestation crate position concluded by saying change won’t “happen overnight” but “will come through long-term innovation, hard work, and partnership.” Yet because of its lack of measurable progress disclosure or path forward, shareholders still, nine years later, have no way of knowing just how much longer Walmart is going take for this “long-term” change.

Indeed, the Los Angeles Times editorial board could not have been more prescient back then: today, the “key issue” is still “whether Wal-Mart’s goals are more than merely aspirational.” And that’s despite measurable movement and goals of its largest competitors.

Meanwhile, Walmart’s Opposition Statement touts its other (very basic) animal welfare standards and leans on its years of supposed sow housing assessments and reviews. It sows doubt about the animal welfare benefits of group housing—despite Walmart having favored it for nearly the last decade. And it claims to prefer a “measured” approach while rejecting our ask to finally establish measurable targets.

Beyond the ethical implications, the mistreatment of animals can threaten shareholder value. Yet unlike other companies, Walmart’s 10-K filings have never disclosed a single, specific animal welfare risk. Coupled with its seemingly endless cycle of reviews and assessments (as opposed to measurable improvements), this leaves us with the impression that the Board isn’t adequately assessing and mitigating risks associated with this key concern in its supply chain. Thus, we believe shareholders must now weigh in. Thank you.

We’re not asking for and can’t accept your proxy card. Please vote FOR Proposal 4.